February 1, 2007

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (702) 214-4221</u>

Delmar Janovec
Chief Executive Officer and Principal Financial Officer
AmeriResource Technologies, Inc.
3440 E. Russell Road
Suite 217
Las Vegas, NV 89120

Re: **AmeriResource Technologies, Inc.**
        Form 10-KSB for the year ended December 31, 2004 filed April 15, 2005
        Form 10-KSB for the year ended December 31, 2005 filed April 18, 2006
        Form 10-QSB for the quarter ended June 30, 2006 filed August 21, 2006
        Response letters dated September 12, 2006 and November 18, 2005
        File No. 0-20033

Dear Mr. Janovec:

        We issued comments to you on the above captioned filing on October 25, 2006. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 12, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

        If you do not respond to the outstanding comments or contact us by February 12, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

        Please contact me at 202-551-3486 if you have any questions.

                                        Sincerely,

                                        Daniel L. Gordon
                                        Accounting Branch Chief